January 19, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention: Larry Greene

                  Re:      Advantage Advisers Multi-Sector Fund I
                           (SEC File Nos. 333-67926, 811-10473)
                           ____________________________________

Dear Larry:

     On behalf of Advantage Advisers Multi-Sector Fund I, a Delaware business trust (the "Fund"), please find a courtesy copy of post-effective amendment No. 9 to the Fund's registration statement filed on January 19, 2007 pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and the General Rules and Regulations thereunder, and the Investment Company Act of 1940, as amended, and the General Rules and Regulations thereunder.

     Post-effective amendment No. 9 is made under Rule 486(b) of the Securities Act and will be effective on January 31, 2007. The Fund certifies that post-effective amendment No. 9 is made for no purpose other than to (i) update the financial statements pursuant to Section 10(a)(3) of the Securities Act and
(ii) to make any non-material changes which the Fund deems appropriate. Post-effective amendment No. 9 does not contain disclosure which would render it ineligible to become effective under Rule 486(b). Also provided, please find a blacklined document that reflects all changes to post-effective amendment No. 9 since post-effective amendment No. 8 filed on November 22, 2006.

     If you have any questions or require any further information with respect to post-effective amendment No. 9 or any other matter relating to the Fund, please call the undersigned at (617) 573-4814.

                                               Very truly yours,


                                               /s/ Thomas A. DeCapo
                                               ____________________

                                               Thomas A. DeCapo

cc:    Bryan McKigney
       Deborah Kaback